SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 30, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Relações com Investidores
(55 61) 3415-1140
ri@brasiltelecom.com.br

Relações com a Mídia
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8
PUBLICLY HELD COMPANY

Minutes of the Board of Directors’ Meeting,
Held on January 30, 2007

Date, Time and Place:
On the 30th of January, 2007, at 10:00 a.m., in Brasil Telecom Participações S.A.’s (“BTP” or “Company”) headquarters, in the city of Brasília, Federal District, at SIA SUL – ASP, Lote D, Bloco B.

Summons:
Summons made in compliance with article 26, sole paragraph of the Company’s bylaws, according to letter signed by the Chairman of the Board of Directors, Mr. Sergio Spinelli Silva Junior (Doc. 01).

Presence:
The following effective members of the Company’s Board of Directors were present: Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Kevin Michael Altit, Elemér André Suranyi, Lênin Florentino de Faria and Ricardo Ferraz Torres, according to signatures in these minutes. Also present were Messrs. Ricardo Knoepfelmacher, Chief Executive Officer, Charles Laganá Putz, Chief Financial Officer and Investor Relations Officer, Fábio de Oliveira Moser, Corporate Governance Officer, João Alberto Santos, Controller, and Mr. José Arthur Escodro, Chairman of the Fiscal Council.

Meeting’s Board:
President: Sergio Spinelli Silva Junior
Secretary: Filipe Laudo de Camargo

Day’s Agenda:

(A) Deliberate on the Senior Management’s proposal for the declaration of Interest on Own Capital (Juros Sobre Capital Próprio – JsCP) for the fiscal year of 2007 (Doc. 2); and

(B) Deliberate on the update of the feasibility study for the payment of deferred tax credits assets, in compliance with CVM (Brazilian Securities and Exchange Commission) Instruction 371, dated 06/27/2002 (Doc. 3).

Resolutions:

Initially, the Board of Directors approved unanimously that the Minutes of this Board of Directors’ Meeting be drafted in summarized form, in compliance with art. 130, 1st paragraph, of Law 6,404/76, being authorized the submission of protests and manifestations, which shall be received by the Meeting’s board and filed at the Company’s headquarters.

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Preliminarily, the President registered the receipt of the Minutes of Invitel S.A.’s and Brasil Telecom Participações S.A.’s Previous Shareholders’ Meetings, both held on January 29, 2007 (Docs. 4 and 5, respectively), which contain vote instructions to be followed in this conclave by the members of the Company’s Board of Directors, by indication of Invitel.

Following, the President put to the vote item 1 of the Day’s Agenda. The members of the Board of Directors who were present approved, unanimously, the Senior Management’s proposal for declaration of Interest on Own Capital (Juros Sobre Capital Próprio – JsCP) for the fiscal year of 2007 (Doc. 2).

Regarding item 2 of the day’s agenda, it was unanimously approved by the present members, the update of the feasibility study for the payment of deferred tax credits assets in compliance with CVM Instruction 371, dated 06/27/2002 and according to the attached proposal (Doc. 3).

Closing:

With nothing further to be discussed, the meeting was closed and the Minutes for this Board of Directors’ Meeting were drafted and, once read, were approved and signed by all present.

Brasília, January 30, 2007.

Sergio Spinelli Silva Junior	Filipe Laudo de Camargo
President	Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.